UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For May 10, 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated May 10, 2004  -  Acquisition




                                                                     10 May 2004

          BUNZL EXTENDS ITS OUTSOURCING SERVICES BUSINESS INTO FRANCE

Bunzl plc, the international distribution and outsourcing Group, today announces that it has purchased Groupe Pierre Le Goff, a leading distributor of cleaning and safety products in France, through the acquisition of PLG Finances SA.

A private company based at Quimper in Brittany, Groupe Pierre Le Goff has grown rapidly through acquisition and organically from a base as a regional cleaning & hygiene supplies distributor in the early 1990s to become a leading national French player in cleaning & hygiene supplies and also safety supplies & personal protection equipment. These businesses are similar to Bunzl's existing operations in Outsourcing Services and are highly complementary in terms of both customer base and international supplier relationships. Their rapid growth during the last ten years has been similar to that of Bunzl Outsourcing Services in northern Europe during the same period.

Pro forma results of Groupe Pierre Le Goff for the year ended 31 December 2003 (including the full year results for 2003 of companies that it has bought during 2004) were sales of EUR421.5 million and operating profit before goodwill amortisation of EUR35.4 million. Under Bunzl's ownership and accounting policies, operating profit before goodwill amortisation on an annualised basis is expected to be at a similar level in 2004. The cash consideration paid was EUR236 million. In addition, Bunzl has assumed net debt estimated at completion to have been about EUR94 million. The audited accounts of PLG Finances SA for the year ended 31 December 2003 show sales of EUR360.7 million, profit before tax of EUR24.5 million and shareholders' funds of EUR73.8 million.

Commenting on the acquisition, Anthony Habgood, Chairman of Bunzl said:

"I am delighted that Groupe Pierre Le Goff has joined Outsourcing Services in Europe and that M & Mme Le Goff have agreed to remain with the business to develop it further in France and also to help us develop into southern Europe. This is an earnings enhancing acquisition which is also an important strategic move as it increases our European business by approximately one third and establishes a strong platform in a key European market at a time when the internationalisation of customers and suppliers is continuing. With this acquisition we now have a strong position in France to complement our existing positions in the UK, Benelux, Germany, Denmark and Ireland and it reinforces Bunzl as the logical choice for international customers and suppliers."

Enquiries:

Bunzl plc:                                         Finsbury:
Anthony Habgood, Chairman                          Roland Rudd
David Williams, Finance Director                   Gordon Simpson
Tel: 020 7495 4950                                 Tel: 020 7251 3801




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  May 10, 2004                           By:__/s/ Anthony Habgood__

                                              Title:   Chairman